

Edward Monical-Vuylsteke · 3rd

Staff Software Engineer at Vevo

Vancouver, Washington, United States · Contact info

330 connections

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Vevo

University of Nebraska at Omaha

About

I am passionate about testable code and full-lifecycle solutions. I love the backend, I love the underlying systems and building well integrated systems.

I believe in TDD and I also believe in working in an environment where I don't hate my job.

Activity

332 followers

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Experience

Vevo

6 yrs 4 mos

Staff Software Engineer

Full-time

Jan 2020 - Present · 2 yrs 10 mos

Portland, Oregon, United States

Senior Software Engineer

Jul 2016 - Jan 2020 · 3 yrs 7 mos

Portland, OR

- Worked on Java microservices.
- Helped integrate with outgoing messaging / push notifications systems. ...see more

National Technical Administrator

Mind's Eye Society

Jul 2014 - Nov 2016 · 2 yrs 5 mos

- Managed hiring for software development team leads
- Managed and planned improvements to architecture and sys ...see more

Senior Software Engineer

SpongeCell

Jul 2014 - Jul 2016 · 2 yrs 1 mo

San Francisco Bay Area

- Wrote and TDD'd Rails and Javascript code
- Worked with Amazon Web Services ...see more

Software Developer

StreamSend

Jan 2013 - Jun 2014 · 1 yr 6 mos

Sacramento, CA

- Wrote and TDD'd Rails, Javascript, and Ruby code
- Wrote E2E tests in Ruby using Capyba ...see more

Software Engineer

Avenue Code

May 2012 - Jan 2013 · 9 mos

Sacramento, CA

- Implemented CI/deployment stack with Jenkins and Chef
- Coached team on TDD practices in Java, Javascript and Ruby   ...see more

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Education


University of Nebraska at Omaha
Masters of Science, Management Information Systems and GIS
2009 - 2012


University of Nebraska at Omaha
Bachelor of Science, Management Information Systems
2007 - 2009

Graduated Cum Laude

Skills

Java

 Endorsed by Pasupathy Krishnamoortthy who is highly skilled at this

 Endorsed by 2 colleagues at Pillar Technology

 16 endorsements

Test Driven Development

 Endorsed by Adam Martin and 1 other who is highly skilled at this

 Endorsed by 2 colleagues at Avenue Code

 15 endorsements

Agile Methodologies

 Endorsed by Tim Ottinger and 4 others who are highly skilled at this

 Endorsed by 2 colleagues at Pillar Technology

 13 endorsements

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Recommendations

Received   Given


Colleen Noonan (she/hers) 🔗 · 3rd
Systems Reliability Engineering Manager at Cloudflare, Inc.
April 12, 2016, Colleen managed Edward directly

Edward is an incredible asset to any development team. I've seen him grow and take on new challenges.
Whatever has come his way, from Angular.js to Kafka topics and Cassandra configurations, he rolls up his
sleeves and gets to work. I can't recommend him enough. He has a passion for learning and he has the
rare, but very important skill, of being an incredible communicator.   ...see more


Chris O'Meara 🔗 · 2nd
Solutions Architecture Manager at AWS. I'm hiring!
January 21, 2014, Chris managed Edward directly

Edward is a tenacious problem solver with an adventuresome attitude and solid technical aptitude. I
enjoyed watching him learn to balance technical purity with the needs of the business.


Michael Kolakowski · 3rd
Associate System Engineer - DevOps at Union Pacific Railroad
May 27, 2011, Michael worked with Edward but on different teams

I've worked with Edward, though on different projects, both were legacy C++ on HP-UX. I am quite
amazed at his ability to learn things quickly and be productive with them. As far as craftsmanship skills,
Edward has them and has the drive to continue to improve them.

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Interests

Companies   Groups   Schools


Spongecell (Acquired by Flashtalking)
2,254 followers

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University of Nebraska at Omaha
94,521 followers

+ Follow

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